Food Company, Inc. One Dole Drive . Westlake Village, CA 91362 . Phone (818) 879-6920 . Fax (818) 874-6655

Keith Mitchell

Vice President and Chief Financial Officer

SENT VIA EDGAR

May 29, 2013

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Dole Food Company, Inc.

Form 10-K for the fiscal year ended December 29, 2012

Filed March 12, 2013

File No. 001-04455

Dear Mr. Humphrey,

We are in receipt of the above captioned letter. We have endeavored to respond fully to your comments and questions. For your convenience, this letter is formatted to reproduce your comment (in italics) and our responses to the comment.

Form 10-K for the fiscal year ended December 29, 2012

Note 4 – Discontinued Operations, page 75

We note that, on September 17, 2012, you signed a definitive agreement with ITOCHU Corporation for the sale of your worldwide packaged foods and Asia fresh produce businesses for $1.685 billion in cash. In connection with this transaction, you disclose that you will enter into a ship usage agreement with ITOCHU for three of your owned ships. In addition, we noted significant contractual obligations related to your worldwide packaged foods and Asia fresh produce businesses. In particular, we noted the significant capital lease obligations, non-cancellable operating lease commitments, purchase obligations, minimum required pension funding, and postretirement benefit payments related to these businesses, as shown in the table on page 48. As a result, it is not clear how you concluded that the sale of your worldwide packaged foods and Asia fresh produce businesses qualified for treatment as discontinued operations. Please provide us with your analysis in this regard. In your response, specifically address the conditions set forth in ASC Topic 205-20-45-1. Also, consider expanding your current disclosure to address the nature and significance of any continuing involvement you may have with your worldwide packaged foods and Asia fresh produce businesses.

Overview

Before we filed our annual report on Form 10-K, we analyzed our discontinued operations accounting judgment, as of December 29, 2012, and concluded — and our view has not changed since then — that the stand-alone worldwide packaged foods and Asia fresh produce businesses (collectively, “Dole Asia”) sold to ITOCHU Corporation qualified for treatment as discontinued operations.

Mr. David R. Humphrey

May 29, 2013

Before turning to our analysis, we wanted to clarify a factual issue raised in the comment letter. The obligations shown in the table on page 48 of our Form 10-K included the contractual obligations of the whole of pre-transaction Dole Food Company, Inc. The obligations included in that table under the discontinued operations caption specifically related to the obligations of Dole Asia. On April 1, 2013, as part of our sale that day of Dole Asia to ITOCHU, the obligations on p. 48 relating to our discontinued operations were fully assumed by ITOCHU, and the post-transaction Dole Food Company, Inc. (the “Company”) was indemnified by ITOCHU against those obligations.

Analysis

In determining that the operations of Dole Asia should be classified as discontinued operations, we analyzed the two conditions specified in ASC 205-20-45-1. In evaluating whether the two conditions specified in ASC 205-20-45-1 were met, we considered the implementation guidance in ASC 205-20-55-3, which contains four steps for entities to consider in evaluating the two conditions in ASC 205-20-45-1. The following was, and remains, our evaluation of the steps outlined in ASC 205-20-55-3:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

With the sale of Dole Asia, Dole Food Company, Inc. sold its worldwide packaged foods business and its Asia fresh produce business, together with their entire organizational and operational infrastructure, and is subject to certain non-compete restrictions for a two-year period.

The Company entered into several agreements with Dole Asia in connection with the close of the transaction that will result in relatively minimal cash inflows and outflows to the Company. These agreements are as follows:

•

Supply agreement – The Company entered into a supply agreement with Dole Asia to provide a mechanism by which the Company and Dole Asia may purchase products and services from one another. Dole Asia has historically operated as two vertically integrated companies and sourced less than 2% of its product from the Company during 2012, and less than 0.1% of its revenues have been generated from the sale of inventory to the Company during 2012. During 2012, Dole Asia acquired approximately $52 million of inventory from the Company and sold $2 million of inventory to the Company. We expect that there will be similar or lesser levels of activity under the supply agreement.

•

Ship usage agreement – A ship usage agreement was entered into between the Company and Dole Asia that allows Dole Asia to continue in service three of the Company’s 27 year old ships for a period of 12 months. The agreement allows Dole Asia to terminate the agreement without penalty at the end of the 12-month period, otherwise it renews for another 12 months. The agreement provides that Dole Asia will pay the Company a nominal management fee of $300,000 (aggregate, covering all of the three ships) for the entire year and reimburse the Company for the Company’s actual, out-of-pocket expenses (e.g., not including depreciation or any mark-up) incurred in the running of the three ships during the year, estimated to be approximately $7.7 million.

•

Transition services agreement – Simply to aid transition and continuity, the Company agreed to provide some administrative services, such as certain payroll, IT, accounting, and other support services to Dole Asia for 90 days after the April 1, 2013 closing date, which may be extended for additional 90 day periods, up to a maximum total of 12 months after the closing. In

Mr. David R. Humphrey

May 29, 2013

return, the Company will be reimbursed for the expenses the Company incurs to provide the services specified under the agreement. Dole Asia will also reimburse the Company for all additional third party costs. The amount to be reimbursed by Dole Asia to the Company under the transition services agreement is expected to be approximately $150,000 per month, plus any third party costs incurred, estimated to be approximately $250,000 per month, during the 90-days-to-12 month term of the agreement. The Company does not have the ability to make any management decisions on behalf of Dole Asia under the transition services agreement, and only will be providing administrative services at Dole Asia’s direction to help facilitate the separation of Dole Asia from the Company.

•

Occupancy agreement – The Company entered into an occupancy agreement to provide Dole Asia office space in North America for a period of 18 months, which Dole Asia can cause to be extended for an additional six months. The rent charged to Dole Asia for this office space will be $295,000 per month.

We determined that the cash inflows and cash outflows resulting under these agreements represent a continuation of cash inflows and cash outflows, albeit relatively minimal, that required further analysis, discussed below. The cash flows of Dole Asia are separate and distinct from the cash flows of the Company, and we have also evaluated if there will be any migration of cash flows subsequent to the sale of Dole Asia. We do not expect there will be a migration of cash flows.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

The continuing of cash flows is the result of a continuation of activities between the Company and Dole Asia under the contractual arrangements discussed above. As a result, we have separately evaluated the significance of the continuing cash inflows and the cash outflows in step 3 below.

Step 3: Are the continuing cash flows significant?

The expected continuing cash inflows as a result of fruit purchased by Dole Asia and the cash inflows expected to be received under the other contractual arrangements noted above will be less than 5% of the cash inflows that would have been generated by Dole Asia absent the sale transaction. In addition, the continuing cash outflows as a result of fruit purchased by the Company and the cash outflows expected to be incurred by the Company under the other contractual arrangements noted above will be less than 5% of the cash outflows that would have been generated by Dole Asia absent the sale transaction. We believe that an amount less than 5% of cash outflows and 5% of cash inflows is insignificant, and as a result, we concluded that the continuing cash flows are not significant.

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

With respect to the significance of the continuing involvement that the Company has in the operations of Dole Asia, we have evaluated the issue in light of accounting guidance included in ASC 205-20-55-17. The Company has not retained any interests in Dole Asia, and as a result, the Company cannot exert any influence over Dole Asia’s operating and financial policies through a retained interest. The Company and Dole Asia are, as noted in Step 1, parties to the four agreements discussed there, and, as a result, we have evaluated whether these agreements enable the Company to exert significant influence over Dole Asia’s operating and financial policies.

In connection with our analysis, we considered the following factors identified in ASC 205-20-55-17(b), as follows:

a)	Significance of the contract or arrangement to the overall operations of the disposed component.

The fruit acquired by Dole Asia from the Company and the amount of fruit sold to the Company by Dole Asia under the supply agreement is not significant to the overall operations of Dole Asia. Fruit acquired under the supply agreement by Dole Asia represents non-core fruit that is sold in small volumes by Dole Asia and represents an immaterial portion of Dole Asia’s business (i.e., less than 3% of cost of sales during 2012). In addition, the fruit acquired under the supply agreement can be acquired by Dole Asia from other suppliers. The sale of fresh fruit from Dole Asia to the Company is not

Mr. David R. Humphrey

May 29, 2013

material to the operations of Dole Asia, and as noted above, represented less than 0.1% of Dole Asia’s revenues during 2012. Based upon the above, we concluded that the supply agreement is not significant to the overall operations of Dole Asia.

The ship usage agreement allows Dole Asia to use three of the Company’s older ships for a period of 12 months. Dole Asia will pay the Company a management fee of only $300,000, in total, for the year, and will reimburse the Company for its actual, out-of-pocket expenses. Absent the ship usage agreement, Dole Asia could lease other ships, or space on other ships, without causing any significant disruption in Dole Asia’s operations. Based on the above, we concluded that the ship usage agreement is not significant to the overall operations of Dole Asia.

Under the transition services agreement, the Company will be providing non-core administrative services to Dole Asia for a period of 90 days to 12 months and will not make any managerial or operating decisions for or on behalf of Dole Asia. Based on the above, we concluded that it is not significant to the overall operations of Dole Asia.

The occupancy agreement is for commercial office space located in North America that easily can be replaced by Dole Asia, is only for a transitional 18-month period, and we did not believe that the office space leased is significant to the operations of Dole Asia.

b)	The extent to which the ongoing entity is involved in the operations of the disposed component.

The Company will be providing some very limited back-office, administrative services under the transition services agreement. The Company will not, however, be making any management decisions under the transition services agreement. Except to the very limited extent of services to be provided by the Company to Dole Asia under the transition services agreement, the Company will not be involved in any of the operations of Dole Asia.

c)	The rights conveyed by the contract to each party.

The Company does not have any substantive rights that have been conveyed to it by any of the contracts that the Company has with Dole Asia.

d)	The pricing terms of the contract or arrangement.

The sales and purchase of fruit under the supply agreement will be at arm’s length. The fees charged under the other contracts have been structured to recover the expenses incurred by the Company under these arrangements. The fees charged under these other contracts are not material and these contracts are short-term in duration.

Conclusion

Based on the above, we concluded that the operations and cash flows of Dole Asia were eliminated from the ongoing operations of the Company and that the Company does not have any significant continuing involvement in the operations of Dole Asia subsequent to the sale of Dole Asia. As a result, we concluded that Dole Asia should be classified as a discontinued operation in the Company’s financial statements.

Mr. David R. Humphrey

May 29, 2013

As the staff suggests, we will expand our future disclosures to address the nature and significance of the continuing involvement we will have with Dole Asia.

As requested in your comment letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure of our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact me, feel free to call me at 818-879-6920.

Sincerely,

/s/ KEITH C. MITCHELL

Keith C. Mitchell